UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 24, 2009

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES COMMISSIONING OF A NEW INTEGRATED STEEL PROCESSING FACILITY AT
ITS CHELYABINSK METALLURGICAL PLANT OAO SUBSIDIARY
Chelyabinsk, Russia –November 24, 2009. -  Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, announces that the official ceremony was held today which was dedicated to the commissioning of the integrated steel processing facility (ladle  furnace) # 3 that is the second technological part of the continuous casting machine No.4 complex project at the oxygen-converter shop of its Chelyabinsk Metallurgical Plant (CMP) OAO subsidiary.
The official commissioning of the ladle furnace #3 facility was attended by
Vladimir Surnin, Head of Industry and Defense Complex of the Ministry of
Industry and Natural Resources of Chelyabinsk Region, Michael Yurevich, Head of
the city of Chelyabinsk, Sergei Komyakov,   Deputy Head of the city of
Chelyabinsk, Boris Vidgof, Chairman of Chelyabinsk City Duma, Ximersis Jiojios,
Vice-president of Danieli, Vladimir Tsukrov, the Head of Danieli’s
Representative Office and other guests.
Mechel OAO was represented at the ceremony by Igor Zyuzin, Mechel’s Chief
Executive Officer, Vladimir Polin, Mechel’s Senior Vice-president and Sergei
Malyshev, Managing Director of Chelyabinsk Metallurgical Plant.
The commissioned ladle furnace #3 is a system of devices and units which provides integrated steel processing and allows reaching the exact chemical composition, to conduct temperature correction and remove nonmetallic inclusions which helps to improve the quality of metal. The equipment is mainly supplied by
Danieli. The ladle furnace #3 is planned to process about 1.2 million tonnes of steel per year. Increase in steel processing would enable to raise continuous caster efficiency at the continuous casting machine No.4 in the oxygen-converter shop up to 120 thousand tonnes per year. Investments for construction and commissioning of the ladle furnace #3 amounted to 1.05 billion roubles.
The ladle furnace #3 is implemented within the second part of the continuous casting machine No.4 complex project which is one of the major investment projects of the first stage of the plant’s technical re-equipment program.  It is aimed to increase production efficiency at Chelyabinsk Metallurgical Plant by reducing steel, ferroalloy and power consumption per ton of casting and significant improve in quality of the final output – rolled products and hardware.
Steel processing at the ladle furnace #3 is conducted in two ladles, which improves efficiency and rhythmicity of the production process and also allows reducing costs for steel processing outside stove. The construction of the complex includes electrode group which is capable to work in two positions and transformer of 32 MVA. Besides, each of the positions is equipped with a water-cooling arch, four-stream wire addition system for delivery of aluminium and flux cored wire, a unit for steel sampling, tuyeres for inert gas injection and carburizing. The complex is equipped with an automatized route for slag-forming material and ferroalloy supply, container lab for sampling and performing operational chemical control. This will help to reduce steel processing timing.
The steel processing complex #3 is equipped with state-of-the art and highly effective gas purifier. It has the maximum filtration level and can work at high temperature ranges during steel processing technological process. It also provides continuous cycle of purification due to the system of filter regeneration.
Vladimir Polin, Mechel’s Senior Vice-president commented on the event:
"Commissioning of the ladle furnace #.3 is an important stage of the Chelyabinsk
Metallurgical Plant’s investment program implementation. This program fully complies with the world’s metallurgy development trends. First of all, in terms of converter production and increase in volume of steel continuous casting. The launch of the ladle furnace No.3 is also another step to shutting down highly expensive technology of rolling production which includes ingots casting and blooming processing. After today’s launch the share of steel billets produced by the continuous casting technology at the plant will raise up to 50 percent. As a result the performance of the Chelyabinsk Metallurgical Plant operations will considerably increase".
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: November 24, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO